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There are a total of 6 Pages Contained in this manually signed Original and any Exhibits or Attachments Hereto. The Exhibit index page is contained on page ___ of this document.

02025339

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E. 3-1-02

For the month of March 2002

MAGIC SOFTWARE ENTERPRISES LTD.
(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

MAGIC SOFTWARE ENTERPRISES LTD.

6-K Items

1. Magic Software Enterprises Ltd. Press Release dated March 14, 2002.

Wednesday March 13, 9:06 am Eastern Time

Press Release

SOURCE: Magic Software Enterprises

Magic Software Subsidiary Answers On Demand Merges With Advanced Information Management To Become Top Five Provider Of Software For Long Term Care Industry

Merger Doubles U.S. Installed Base To Over 500 Sites

IRVINE, Calif.--(BUSINESS WIRE)--March 13, 2002-- Magic Software Enterprises (Nasdaq:MGIC - news), a leading provider of state-of-the-art technology and business solutions, announced today the signing of a letter of intent for its subsidiary Answers On Demand, Inc. (AOD), a leading provider of integrated software solutions for the long-term care industry, to merge the assets of Advanced Information Management, Inc. (AIM). The new subsidiary, Advanced Answers on Demand, Inc. (AAOD) will be headquartered in Coral Springs, Florida, with regional training and support offices in Appleton, Wisconsin and Irvine, California.

AOD, based in Coral Springs, Florida, has been an industry leader in the development of integrated software solutions designed to meet the ever-changing demands of the healthcare, assisted living and senior living industries. AIM, based in Appleton, Wisconsin, has also been an industry leader in the development of state-of-the-art software applications for continuing-care retirement communities (CCRCs), long term care (LTC), assisted-living facilities (ALF), home care and other providers of the senior living industries. Both companies utilize Magic eDeveloper (www.magicsoftware.com/edeveloper) to develop their solutions and bring rapid return on investment to their customers.

``The combination of AOD's and AIM's best of breed financial applications and industry leading clinical applications establishes Advanced Answers on Demand as the clear market leader with a totally integrated software solution that is powerful yet easy to learn and administer," said Menachem Hasfari, chief executive officer of Magic Software Enterprises. ``The combined installed base will double to more than 500 sites across the United States, easily making AAOD one of the top five players in the long-term care software industry, with plans to expand to international markets."

Barry Scutillo, who served as president of AOD, will remain as President of AAOD. As a result of the merger, AIM partners Carol Reynolds and Charles Schwass will become shareholders and active partners in the new organization.

Using Magic Software's state-of-the-art application development technology, Magic eDeveloper, the companies have created ADVANCED ANSWERS, a suite of 42 integrated software modules.

``This software solution will allow senior living care facilities to take control of their financial, clinical and operational information to produce greater efficiency and profitability," said Barry Scutillo. ``Magic Software's recent announcement of support for Web Services and J2EE integration places AAOD in a strong position to be able to meet future customer needs utilizing advanced technologies that improve ROI and reduce infrastructure costs."

AAOD is creating a new version of their industry-leading long-term care software to be called Elite. With the introduction of Elite, AAOD will provide the best of both companies' product offerings with more modules, additional features, smoother integration, more classroom training locations, and an upgraded support system for clients to record and view their own support issues via the Internet.

Advanced Answers on Demand is committed to meeting the challenges and ever-changing demands of the healthcare and senior living industries. AAOD will continue to enhance and develop new tools that will ensure quality resident care while administering operations more efficiently through the use of integrated software solutions. This merger provides increased resources in every department, especially development, support and training.

Additional information about the company is available by calling Advanced Answers on Demand, Inc. at 800/311-8252 or by visiting http://www.advancedanswersondemand.com/.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Systems group, develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 1642 Kaiser Avenue, Irvine, Calif., 92614, telephone 949/250-1718, fax 949/250-7404, http://www.magicsoftware.com./

Formula Systems is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Contact:

Magic Software Enterprises
David Leichner, 949/253-9299
davidl@magicsoftware.com
or
Advanced Answers on Demand
Orlando Rodriguez, 800/311-8252
sales@advancedanswersondemand.com

1084263.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)

By /s/ Menachem Hasfari
Menachem Hasfari
Chief Executive Officer

Date: March 22, 2002